Exhibit 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Chile corresponding to the headings below that is contained in Exhibit 99.D to Chile’s Annual Report. To the extent the information in this section differs from the information contained in the Annual Report, you should rely on the information in this section. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

REPUBLIC OF CHILE

Recent Social Developments

Beginning in October 2019, Chile experienced a wave of protests and social unrest. These protests were initially sparked by the government’s announcement of an increase in subway fares in Santiago but have since evolved to express broader concerns over inequality. In response to such protests and related violence, the government suspended the increase in subway fares and declared a state of emergency and imposed a nighttime curfew in the greater Santiago region and other cities, which were in place for nine days and ended on October 28, 2019.

Following consultations in Congress with members of the opposition, on October 22, 2019, President Piñera announced a series of measures to address social demands (the “Social Agenda”), including (i) increases in government-subsidized pensions; (ii) new insurance programs to cover severe illnesses and related medications; (iii) a guaranteed minimum monthly income for wage earners of Ps.350,000 (approximately US$452 as of the date of this amendment to the Annual Report), with any difference between such guaranteed minimum monthly income and the minimum monthly wage (Ps.301,000) to be borne by the government; (iv) the reversal of a previously announced 9.2% price increase in regulated energy distribution tariffs and a mechanism to stabilize such tariffs and defer price increases to distribution companies temporarily; and (v) a 5% increase to a maximum tax rate bracket of 40% in the income tax bracket applicable to individuals earning in excess of Ps.15.0 million (approximately US$20,670 as of the date of this amendment to the Annual Report) per month.  Initiatives to strengthen competition laws by increasing penalties for collusion and consumer abuse were also undertaken. In addition, President Piñera announced initiatives to reduce the number of members of Congress, limitations to their reelection and a reduction to their salaries and those of the highest-paid civil servants. A number of the foregoing measures have been enacted as laws, while others are subject of parliamentary discussions. On October 28, 2019, President Piñera replaced eight ministers of his cabinet.

The cost of implementing the Social Agenda is estimated to be approximately U.S.$1.2 billion in 2020, of which U.S.$510 million are expected to be dedicated to the proposed pension subsidies, U.S.$106 million for healthcare improvements, U.S.$306 million to finance the guaranteed minimum monthly income and U.S.$350 million for reconstruction of damaged infrastructure, particularly in the subway system. These costs are expected to be funded partly by tapping the Economic and Social Stabilization Fund (“FEES”).

On November 15, 2019, representatives of Chile’s leading political parties entered into an agreement to hold a referendum on April 26, 2020 on whether the Constitution should be replaced and, in that case, whether the new constitution should be drafted by a special constitutional convention comprised of (i)172 members of which half will be members of Congress and half will be citizens elected for that task, or (ii) citizens elected for that task only. In either case, the citizens members of the special constitutional convention will be elected in October 2020 and the special constitutional convention is expected to deliver a final draft of the new constitution within a period of nine months, which can be further extended up to a total of twelve months from the date on which the convention holds its first meeting. The political parties that signed the agreement pledged their commitment to vote in favour of a constitutional amendment that would allow for the agreed referendum process to be implemented. According to a constitutional amendment adopted on December 23, 2019, if a majority of voters elect to replace the Constitution at the April 2020 referendum, the final draft of the new constitution will be submitted to a further public referendum for its approval by a two thirds majority vote, in the second half of 2021.

For other measures implemented see “The Economy—Principal Privatization and Infrastructure—Public Works—Infrastructure Concessions,” “Monetary and Financial System—Exchange Rate Policy,” “Public Sector Finances—Government Revenue—Recent Tax Reforms,” “Public Sector Finances—Government Expenditures—Recent Measures,” “Public Sector Finances—Government Expenditures—2020 Budget” and “Public Sector Finances—Government-owned Enterprises—Recent Measures.”

International and Regional Relations

In June 2019, Chile formally withdrew from the Union of South American Nations (“UNASUR”).

In October 2019, as the widespread demonstrations in the country’s main cities continued, President Piñera announced that Chile would not host the Asia-Pacific Economic Cooperation summit (“APEC”), planned for November 16 and 17, 2019 or the UN Climate Change Conference (COP25), planned to take place between December 2 and 13, 2019.

THE ECONOMY

Economic Performance Indicators

The following table sets forth certain macroeconomic performance indicators for the period indicated:

	Current Account (millions of US$)(1)	Real GDP Growth (in %)(2)	Domestic Demand Growth (in %)(2)
Nine months ended September 30, 2019	(6,550.3)	2.3%	2.3%

(1)  Current account data for the period indicated.

(2)  Compared to the same period in 2018.

Source:  Chilean Central Bank.

The following table sets forth changes in the Imacec, Mining Imacec and Non-mining Imacec for the periods indicated:

Imacec, Mining Imacec and Non-mining Imacec

(% change from same period in previous year)

	Imacec	Mining Imacec	Non-mining Imacec
2019
January	1.9	(3.7)	2.5
February	1.0	(7.5)	2.0
March	1.7	(1.7)	2.0
April	1.9	2.3	1.8
May	2.2	(2.0)	2.6
June	1.7	0.4	1.9
July	3.4	0.9	3.7
August	3.6	5.1	3.4
September	3.0	(1.6)	3.6
October	(3.4)	2.0	(4.0)
November	(3.3)	(5.1)	(3.1)

Source:  Chilean Central Bank.

Gross Domestic Product

For the nine months ended September 30, 2019, real GDP increased by 2.3% compared to the same period in 2018, driven mainly by private consumption. During that period, aggregate domestic demand increased by 2.3%, gross fixed capital formation increased by 4.8%, total consumption increased by 2.7% and exports decreased by 1.4%, while imports decreased by 1.3%, in each case compared to the same period in 2018. See, however, “Public Sector Finances—Government Expenditures—2020 Budget.”

The following tables present GDP and expenditures measured at current prices and in chained volume at previous period prices, each for the periods indicated:

Nominal GDP and Expenditures
(at current prices for period indicated, in billions of Chilean pesos)

	Nine months ended September 30, 2018	Nine months ended September 30, 2019
Nominal GDP	140,248	146,500
Aggregate Domestic Demand	139,526	147,054
Gross Fixed Capital Formation	28,447	31,132
Change in Inventories	3,326	2,512
Total Consumption	107,753	113,410
Private Consumption	88,380	92,705
Government Consumption	19,373	20,705
Total Exports	40,262	41,127
Total Imports	39,541	41,682
Net Exports	722	(555)

Source:  Chilean Central Bank.

Real GDP and Expenditures
(chained volume at previous period prices, in billions of Chilean pesos)

	Nine months ended September 30, 2018	Nine months ended September 30, 2019
Real GDP	112,974	115,531
Aggregate Domestic Demand	114,058	116,675
Gross Fixed Capital Formation	23,010	24,115
Change in Inventories	2,658	1,769
Total Consumption	88,390	90,792
Private Consumption	73,134	75,231
Government Consumption	15,258	15,575
Total Exports	33,803	33,331
Total Imports	35,143	34,680
Net Exports	(1,340)	(1,349)

Source:  Chilean Central Bank.

Composition of Demand

For the nine months ended September 30, 2019, consumption, as a percentage of GDP and measured at current prices, increased to 77.4% of GDP compared to 76.8% of GDP in the same period in 2018. Gross fixed capital formation increased to 21.3% of GDP in the nine months ended September 30, 2019 compared to 20.3% of GDP in the same period in 2018.  For the nine months ended September 30, 2019, exports measured at current prices accounted for 28.0% of GDP and imports measured at current prices accounted for 28.5% of GDP compared to 28.9% and 28.2% of GDP in the same period in 2018, respectively.

The following table presents GDP by categories of aggregate demand for the periods indicated:

GDP by Aggregate Demand
(% of GDP, except as indicated)

	Nine months ended September 30, 2018		Nine months ended September 30, 2019
Nominal GDP (in billions of Chilean pesos)	Ps.	140,248	Ps.	146,500
Domestic Absorption	99.5		100.4
Total Consumption	76.8		77.4
Private Consumption	63.0		63.3
Government Consumption	13.8		14.1
Change in inventories	2.4		1.7
Gross Fixed Capital Formation	20.3		21.3
Exports of goods and services	28.9		28.0
Imports of goods and services	28.2		28.5

Source:  Chilean Central Bank.

Savings and Investment

For the nine months ended September 30, 2019, total gross savings (or domestic gross investment) increased as a percentage of GDP as a consequence of an increase in external savings.

The following table sets forth information for savings and investment for the periods indicated:

Savings and Investment
(% of GDP)

	Nine months ended September 30, 2018	Nine months ended September 30, 2019
National Savings	20.1	19.9
External Savings	2.5	3.1
Total Gross Savings or Domestic Gross Investment	22.7	23.0

Source:  Chilean Central Bank.

Principal Sectors of the Economy

For the nine months ended September 30, 2019, the primary sector of Chile’s economy decreased by 1.2%, the manufacturing sector increased by 1.1% and the services sector increased by 3.2%, in each case, in real terms. Growth was driven mainly by the services sector, in particular by the financial services and housing sub-sectors.

The following table presents changes in real GDP by sector for the period indicated:

Change in Real GDP by Sector
(% change from same period in previous year, except as indicated)

	Nine months ended September 30, 2019
Primary sector:	(1.2)
Agriculture, livestock and forestry	(2.7)
Fishing	2.3
Mining	(0.9)
Copper	(0.5)
Other	(4.8)
Manufacturing sector:	1.1
Foodstuffs, beverages and tobacco	—
Textiles, clothing and leather	(9.2)
Wood products and furniture	(2.4)
Paper and printing products	(0.7)
Chemicals, petroleum, rubber and plastic products	5.0
Non-metallic mineral products and base metal products	(2.1)
Metal products, machinery and equipment and miscellaneous manufacturing	3.6
Services sector:	3.2
Electricity, oil and gas and water	0.2
Construction	4.4
Trade and catering	2.4
Transport	4.2
Communications	2.3
Financial services	4.0
Business services	2.7
Housing	3.8
Personal services	2.0
Public administration	3.2
Subtotal	2.3
Net adjustments for payments made by financial institutions, VAT and import tariffs	1.7
Total GDP	2.3
Real GDP (chained volume at previous year prices, in billions of Chilean pesos)	Ps.	115,531

Source:  Chilean Central Bank.

The following table presents the components of Chile’s nominal GDP for the periods indicated:

Nominal GDP by Sector
(% of GDP, except as indicated)

	Nine months ended September 30, 2018	Nine months ended September 30, 2019
Primary sector:	13.4	13.0
Agriculture, livestock and forestry	3.3	3.1
Fishing	0.6	0.6
Mining	9.6	9.2
Copper	8.7	8.3
Other	0.9	0.9
Manufacturing sector:	10.7	10.3
Foodstuffs, beverages and tobacco	4.8	4.8
Textiles, clothing and leather	0.2	0.1
Wood products and furniture	0.6	0.6
Paper and printing products	1.2	1.0
Chemicals, petroleum, rubber and plastic products	1.9	1.8
Non-metallic mineral products and base metal products	0.4	0.4
Metal products, machinery and equipment and miscellaneous manufacturing	1.6	1.6
Services sector:	67.5	68.3
Electricity, oil and gas and water	3.0	3.0
Construction	6.2	6.4
Trade and catering	11.6	11.3
Transport	4.8	5.0
Communications	2.4	2.2
Financial services	14.7	15.1
Business services	8.0	8.1
Housing	12.0	12.5
Personal services	4.7	4.6
Public administration	67.5	68.3
Subtotal	91.6	91.6
Net adjustments for payments made by financial institutions, VAT and import tariffs	8.4	8.4
Total GDP	100.0	100.0
Nominal GDP (in billions of Chilean pesos)	140,247.8	146,499.7

Source:  Chilean Central Bank.

Primary Sector

The Chilean economy’s primary sector’s direct contribution to nominal GDP was 13.0% in the nine months ended September 30, 2019, compared to 13.4% in the same period in 2018.

Agriculture, Livestock and Forestry

For the nine months ended September 30, 2019, the  agriculture, livestock and forestry sector decreased by 2.7% in real terms, as compared to the same period in 2018, and accounted for 3.1% of nominal GDP, compared to 3.3% of nominal GDP during the same period in 2018.

In 2019, a large part of Chile’s territory dedicated to agricultural production and livestock farming was affected by a severe drought. In September 2019, the Government declared a state of agricultural and hydrological emergency in six regions in the central and northern areas of the country.

Mining

For the nine months ended September 30, 2019, the mining sector accounted for 9.2% of nominal GDP, compared to 9.6% of nominal GDP during the same period in 2018, reflecting lower copper prices. For the nine months ended September 30, 2019, mining products accounted for 51% of Chile’s total exports, totaling approximately US$26.8 billion compared to US$29.2 billion for the same period in 2018.  The decrease in exports in the nine months ended September 30, 2019, reflects the impact of lower prices as there was no significant variation in volumes exported (4.2 million metric tons in both the nine-month periods ended September 30, 2018 and 2019, with an average price of US$2.74 per pound in the nine months ended September 30, 2019 compared to an average price of US$3.01 per pound in same period in 2018).

In March 2019, the Supreme Court of Chile overturned the October 2018 decision of the Environmental Court of Antofagasta, which had confirmed the suspension of the Pascua Lama cross-border gold-silver mining project and the closure of the mining site facilities. See “The Economy—Principal Sectors of the Economy—Primary Sector—Mining” in the Annual Report). Due to procedural irregularities, the Supreme Court’s ruling remanded the case to the Environmental Court of Antofagasta to be reviewed by other members of such court. The Environmental Court of Antofagasta’s review remains pending as of the date of this amendment to the Annual Report.

Manufacturing Sector

For the nine months ended September 30, 2019, the manufacturing sector accounted for 10.3% of nominal GDP, compared to 10.7% of nominal GDP for the same period in 2018.

The following table sets forth information regarding the output of manufacturing production for the periods indicated:

Output of Manufactured Products
(in billions of Chilean pesos and as a percentage of total)

	Nine months ended September 30, 2019
	(Ps.)	(%)
Foodstuffs, beverages and tobacco	6,985	46.2
Textiles, clothing and leather	187	1.2
Wood products and furniture	816	5.4
Paper and printing products	1,464	9.7
Chemicals, petroleum, rubber and plastic products	2,705	17.9
Non-metallic mineral products and base metal products	565	3.7
Metal products, machinery and equipment and miscellaneous manufacturing	2,385	15.8
Total .	15,108	100.0

Source:  Chilean Central Bank.

For the nine months ended September 30, 2019, the manufacturing sector grew by 1.1% in real terms, compared to the same period in 2018, mainly as a result of an increase in the manufacturing output of chemicals, petroleum, rubber and plastic products.

For the nine months ended September 30, 2019, exports of manufactured foodstuff products decreased to US$7.5 billion, compared to US$7.4 billion the same period in 2018.

For the nine months ended September 30, 2019, the chemicals, petroleum products, rubber and plastics industries exported approximately US$3.9 billion, compared to US$4.0 billion in the same period in 2018.

For the nine months ended September 30, 2019, wine exports amounted to US$1.5 billion, reflecting no significant variation compared to the same period in 2018.

Services Sector

Electricity, Oil and Gas and Water

For the nine months ended September 30, 2019, the electricity, oil and gas and water sector accounted for 3.0% of nominal GDP, reflecting no significant variation compared to the same period in 2018.

On November 2, 2019, in response to widespread protests (see “Republic of Chile—Recent Political Developments”), Congress enacted legislation eliminating a 9.2% electricity increase implemented in October 2019 and freezing electricity tariffs until 2021. The cost of the announced electricity tariff freeze is expected to be borne by power generators, who will recover these costs between 2023 and 2027, as the previously announced tariff decrease schedule will be stretched out.

Construction

For the nine months ended September 30, 2019, the construction sector accounted for 6.4% of nominal GDP compared to 6.2% for the same period in 2018.

Trade and Catering

For the nine months ended September 30, 2019, the catering sector accounted for 11.3% of nominal GDP, compared to 11.6% for the same period in 2018.

Transport

For the nine months ended September 30, 2019, the transport sector accounted for 5.0% of nominal GDP, compared to 4.8% for the same period in 2018.

Communications

For the nine months ended September 30, 2019, the communications sector accounted for 2.2% of nominal GDP, compared to 2.4% for the same period in 2018.

Financial Services

For the nine months ended September 30, 2019, the financial services sector accounted for 15.1% of nominal GDP, compared to 14.7% for the same period in 2018.

As of September 30, 2019, the latest available information, the market capitalization of the Latin American Integrated Market (Mercado Integrado Latinoamericana, or MILA) totaled US$832 billion, compared to US$965 billion for the same period in 2018.

Housing

For the nine months ended September 30, 2019, the housing sector accounted for 8.1% of nominal GDP, compared to 8.0% for the same period in 2018.

Personal Services

For the nine months ended September 30, 2019, the personal services sector accounted for 12.5% of nominal GDP, compared to 12.0% for the same period in 2018.

Public Administration

For the nine months ended September 30, 2019, the public administration sector accounted for 4.6% of nominal GDP, compared to 4.7% in the same period in 2018.

Employment and Labor

Employment

As of September 30, 2019, the rate of unemployment stood at 7.0%, compared to 7.1% as of September 30, 2018.

The following table presents information on employment and the labor force in Chile for the period indicated:

Employment and Labor
(in thousands of persons or percentages)

Nine months ended September 30, 2019
Nationwide:
Labor force	9,158
Employment	8,512
Participation rate (%)	59.4
Unemployment rate (%)	7.0
Santiago:
Labor force	3,313
Employment	3,040
Participation rate (%)	62.7
Unemployment rate (%)	7.7

Source:  National Statistics Institute and University of Chile surveys.

For the nine months ended September 30, 2019, the manufacturing sector employed 9.4% of Chile’s labor force and accounted for 10.3% of GDP. For the same period, the agriculture, livestock, forestry and fishing sectors accounted for 3.7% of GDP and employed 8.4% of Chile’s labor force.  The mining sector accounted for 9.2% of GDP and employed only approximately 2.7% of Chile’s labor force, due to the less labor-intensive nature of this sector.

The following table presents information regarding the average percentage of the labor force working in each sector of the economy for the periods indicated:

Employment(1)
 (% of total labor force employed)

Nine months ended September 30, 2019
Primary sector	11.1
Agriculture, livestock and forestry and fishing	8.4
Mining	2.7
Manufacturing sector	9.4
Services sector	79.6
Electricity, gas and water	1.2
Construction	8.7
Trade and catering	23.0
Transport and communications	8.7
Financial services	1.7
Community and social services(2)	36.2
Total	100.0

(1)                                       Constitutes an average across each period indicated.

(2)                                       Includes services related to housing, professional, technical and administrative support activities, public administration and defense, education and health, among others.

Source:  National Statistics Institute.

For the nine months ended September 30, 2019, women accounted on average for 42.0% of the total nationwide labor force.

The protests that began in October 2019 have had a significant negative impact on Chile’s economy which is expected to affect employment levels and real wages adversely, primarily in the private sector, as small- and medium-sized enterprises (“SMEs”) in urban centers have seen their activity levels drop significantly. In response, the Government adopted a series of measures to support SMEs as part of its Economic Recovery and Employment Protection Plan (Agenda de Recuperación Económica y Protección del Empleo) (the “EREP Plan”).

Wages

The following table sets forth average real wages and average change in productivity in the nine months ended September 30, 2019, compared to the same period in 2018.

Real Wages
(% change from period in 2019)

Nine months ended September 30, 2019
Average real wages	1.4
Average change in productivity	2.3

Sources:  Chilean Central Bank and National Statistics Institute.

Privatization and Infrastructure

Public Works—Infrastructure Concessions

As of September 30, 2019, 90 concession projects had been awarded by the Ministry of Public Works since 1993, including four in 2019, 75 of which are still ongoing and 15 that have been completed. As of such date, an aggregate amount of US$11.910 billion had been invested under such projects.

Further, as of the date of this amendment to the Annual Report, of the private investment projects presented for environmental approval since the entry into force of the Environmental Impact Evaluation Regulation (Reglamento Del Sistema De Evaluación De Impacto Ambiental), promulgated on October 30, 2012, 27 projects, all relating to the infrastructure sector, have been approved, for which the relevant ministry has awarded a total aggregate amount of US$6.750 million.

Environment

Green Bond Framework

In June and July 2019, Chile issued two series of green bonds in the international capital markets for an aggregate amount of approximately US$2.4 billion. Chile expressed its intention to invest an amount equal to the proceeds from the sale of such bonds into projects that qualified as “eligible green expenditures” under the Green Bond Framework. See “Public Sector Debt—Debt Service and Debt Restructuring.”

Hydrological Resources Adjustment Plan

In response to the severe drought affecting Chile’s territory, in December 2019, the Environment Ministry announced its plans to develop a “Plan de adaptación para los recursos hídricos” (Hydrological Resources Adjustment Plan) aimed at creating a framework for the sustainable management of water resources, preventing water scarcity by utilizing new water sources, such as desalination plants, supporting the construction of hydrological infrastructure, enhancing monitoring systems for water usage and Chile’s glaciers. See “Principal Sectors of The Economy——Primary Sector.”

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

Chile’s balance of payment recorded a deficit of US$738 million for the nine months ended September 30, 2019, compared to a surplus of US$177 million for the same period in 2018.

Current Account

Chile’s current account recorded a deficit of US$6.6 billion (2.5% of GDP) for the nine months ended September 30, 2019, compared to a deficit of US$5.5 billion (3.1% of GDP) for the same period in 2018.

The merchandise trade surplus decreased to US$2.9 billion for the nine months ended September 30, 2019, from US$4.4 billion for the same period in 2018, driven by a decrease in merchandise exports mainly due to lower coper prices (US$52.2 billion for the nine months ended September 30, 2019 compared to US$56.3 billion for the same period in 2018). A decrease in merchandise imports to US$49.6 billion for the nine months ended September 30, 2019, compared to US$51.9 billion for the same period in 2018, partially offset the impact of the decrease in exports (measured in U.S. dollars).

Capital Account and Financial Account

Chile’s capital account recorded a surplus of US$16 million for the nine months ended September 30, 2019, compared to a surplus of US$1 million for the same period in 2018.

The financial account registered a deficit of US$3.7 billion for the nine months ended September 30, 2019, compared to a deficit of US$4.6 billion for the same period in 2018, which represented 1.8% of GDP in 2019 and 2.1% of GDP in 2018.  This deficit decrease was mainly due to negative net portfolio investment and negative other investments.

The following table sets forth Chile’s balance of payments for the periods indicated:

Balance of Payments
(in millions of US$)

	Nine months ended September 30, 2018	Nine months ended September 30, 2019
Current account
Current account, net	(5,523)	(6,550)
Goods and Services, net	1,417	(668)
Merchandise Trade Balance	4,364	2,915
Exports	56,269	52,500
Imports	51,905	49,584
Services	(2,946)	(3,583)
Credits	7,668	7,314
Debits	10,614	10,897
Income, net	(9,032)	(7,125)
Income from investment	(8,655)	(6,739)
Income from direct investment(1)	(8,476)	(6,798)
Abroad	3,383	3,470
From abroad	11,859	10,267
Income from portfolio investment	249	480
Dividends	1,577	1,806
Interest	(1,328)	(1,326)
Income from other investment	(428)	(422)
Credits	579	706
Debits	1,007	1,127
Current transfers, net	2,091	1,243
Credits	2,694	2,078
Debits	(603)	(835)
Capital and financial accounts
Capital and financial accounts, net	(4,576)	(3,696)
Capital account, net	1	16
Financial account, net	(4,577)	(3,712)
Direct investment, net	501	(989)
Direct investment abroad	2,156	3,276
Shares and other capital	787	2,634
Earnings reinvested	898	969
Debt instruments(2)	471	(326)
Direct investment to Chile	1,655	4,265
Shares and other capital	335	2,705
Earnings reinvested	1,089	1,568
Debt instruments(2)	231	(7)
Portfolio investment, net	(2,049)	(4,522)
Assets	(380)	(2,408)
Liabilities	1,668	2,113
Financial Derivatives, net	(2,049)	(4,522)
Other Investment, net(3)	690	143
Assets	(2,253)	3,035
Commercial credits	(810)	(171)
Loans	(156)	(12)
Currency and deposits	(1,287)	3,218
Other assets	—	—
Liabilities	1,644	642
Commercial credits	(108)	207
Loans(3)	1,244	542
Currency and deposits	507	-107
Other liabilities	—	—
Assets in reserve, net	177	(738)
Errors and omissions, net	177	(738)
Financial account (excluding change in reserves)	(4,577)	(3,712)
Total balance of payments	177	(738)

(1)         Includes interest.

(2)         Includes trade credits, loans, currency and deposits.

(3)         Short term net flows.

Source:  Chilean Central Bank.

Merchandise Trade

Chile’s imports for the ten months ended October 31, 2019 originated mainly in China (24% of total imports), the United States (19% of total imports), Brazil (8% of total imports), Argentina (5% of total imports), Germany (4% of total imports) and Japan (4% of total imports).  In the ten months ended October 31, 2019, merchandise imports totaled US$49.6 billion. Intermediate goods, such as oil and others fossil fuels, accounted for 50% of total imports in the ten months ended October 31, 2019 compared to 49% for the same period in 2018. Imports of consumer goods amounted to 29% of total imports in the ten months ended October 31, 2019 compared to 30% in the same period in 2018.  Imports of capital goods accounted for 21% of total imports for that period compared to 20% for the same period in 2018.

The primary destinations of Chile’s exports for the ten months ended October 31, 2019, were China (which received 31% of total exports), the United States (which received 14%), Japan (which received 9%), South Korea (which received 7%) and Brazil (which received 5%). In the ten months ended October 31, 2019, merchandise exports totaled US$52.5 billion. During the ten months ended October 31, 2019, the proportion of Chile’s exports to Asia as a percentage of total exports increased from 53% to 54%, while the proportion of Chile’s exports to North America decreased from 18% to 17%, as compared to the same period in 2018.

The following tables set forth information regarding exports and imports for the periods indicated:

Geographical Distribution of Merchandise Trade
(% of total exports/imports)

	Ten months ended October 31, 2018	Ten months ended October 31, 2019
Exports (FOB)
Americas:
Argentina	1.1	0.9
Brazil	4.5	4.6
Mexico	1.8	2.0
United States	14.2	14.0
Other	9.3	9.3
Total Americas:	31.0	30.8
Europe:
France	1.4	1.3
Germany	1.4	1.2
Italy	1.1	1.1
United Kingdom	0.9	0.9
EFTA	2.6	2.6
Other	7.0	6.2
Total Europe:	14.4	13.4
Asia:
Japan	9.1	8.9
South Korea	5.7	7.0
Taiwan	1.7	2.3
China	32.6	31.2
Other	4.1	4.5
Total Asia:	53.3	53.9
Other:(1)	1.4	1.8
Total exports:	100.0	100.0

	Ten months ended October 31, 2018	Ten months ended October 31, 2019
Imports (CIF)
Americas:
Argentina	4.3	4.7
Brazil	9.4	8.2
Mexico	3.3	3.1
United States	18.6	19.2
Other	9.2	8.8
Total Americas:	44.9	44.1
Europe:
France	2.0	2.2
Germany	4.0	4.0
Italy	1.8	1.9
United Kingdom	0.9	0.9
EFTA	3.1	3.1
Other	4.6	4.9
Total Europe:	16.4	17.1
Asia:
Japan	3.4	3.7
South Korea	2.5	2.0
Taiwan	0.4	0.4
China	23.8	24.1
Other	5.4	5.2
Total Asia:	35.5	35.4
Other:(1)	3.2	3.5
Total imports:	100.0	100.0

(1)                                       Includes Africa, Oceania and other countries, including those in tax free zones.

Source:  Chilean Central Bank.

Services Trade

For the nine months ended September 30, 2019, exported services decreased by 4.62% and imported services increased by 2.67%, compared to the same period in 2018.

MONETARY AND FINANCIAL SYSTEM

Inflation

As of December 31, 2019, the inflation rate for the past 12 months stood at 3.0%.  The monetary policy rate (Tasa de Política Monetaria, or TPM) stood at 1.75% at the end of the twelve months ended December 31, 2019.

The following table shows changes in the CPI and the PPI for the periods indicated.

Inflation

(% change from same period in 2018)

	CPI	PPI (1)
Twelve months ended November 31, 2019	2.8	5.0
Twelve months ended December 31, 2019	3.0	n.a.

(1)         Manufacturing, mining and electricity, water and gas distribution industries.
n.a. = not available.

Source:  CPI, Chilean Central Bank.  PPI, National Institute of Statistics

Exchange Rate Policy

During the twelve months ended December 31, 2019, the Chilean peso has fluctuated vis-à-vis the U.S. dollar, with the Chilean peso trading at Ps.744/US$1.00 on December 31, 2019, compared to Ps.696/US$1.00 on December 31, 2018.

Since the outbreak of social protests and unrest in October 2019, which adversely affected Chilean businesses and the economy generally (see “The Republic of Chile—Recent Political Developments”), the peso depreciated significantly against the U.S. dollar, to Ps. 828.25/US$1.00 as of November 29, 2019. To mitigate the currency’s volatility and allay liquidity issues, the Chilean Central Bank adopted a series of monetary counter-measures, including: (i) the commencement of swaps auctions; (ii) a program of repurchase transactions; (iii) the suspension of the issuance of Chilean Central Bank’s discountable promissory notes (until December 8, 2019); (iv) an offer to repurchase securities of the Chilean Central Bank, available to all financial institutions authorized to operate in the Sistema de Operaciones de Mercado Abierto (Open Market Operations System, or “SOMA”); (v) foreign currency sales at spot prices for up to US$ 10,000 million; and (vi) sales of exchange hedging instruments for up to US$ 10,000 million. Subsequently, the Chilean Central Bank adopted further measures to increase the frequency of the transactions mentioned in (i) and (ii) above and increased the range of financial instruments it would accept as guarantees for such transactions. Measures (v) and (vi) were announced on November 28, 2019, and are expected to continue until May 29, 2020.

The following table shows the high, low, average and period-end Chilean peso/U.S. dollar exchange rate for the twelve months ended December 31, 2019.

Observed Exchange Rates (1)
(Chilean pesos per US$)

	High	Low	Average(2)	Period-End
Twelve months ended December 31, 2019	828	649	703	745

(1)         The table presents the high, low, average and period-end observed rates for the period.

(2)         Represents the average of average monthly rates for the period indicated.

Source:  Chilean Central Bank.

International Reserves

Net international reserves of the Chilean Central Bank totaled approximately US$38.3 billion as of September 30, 2019, comparted to US$35.8 billion as of September 30, 2018.

The following table shows the composition of net international reserves of the Chilean Central Bank as of the dates indicated:

Net International Reserves of the Chilean Central Bank
(in millions of US$)

	As of October 31, 2018	As of October 31, 2019
Chilean Central Bank:
Assets:
Gold	10	12
Special Drawing Rights (SDRs)	747	745
Reserve position in the IMF	300	419
Foreign exchange and bank deposits	2,536	2,082
Securities	33,865	36,512
Other assets(1)	—	—
Total	37,457	39,770

Liabilities:
Reciprocal Credit Agreements	—	—
Bonds and promissory notes	408	158
Accounts with international organizations	85	86
SDR allocations	1,132	1,129
Short Term Liabilities	43	—
Total	1,668	1,373
Total international reserves, net	35,789	38,396

(1)         Includes reciprocal credit agreements with the central banks member of Latin American Integration Association (ALADI)’s Agreement of Reciprocal Payments and Credits.

Source:  Chilean Central Bank

Money Supply

The following tables set forth the monthly average monetary base and the average monetary aggregates as of the dates indicated:

Monetary Base(1)
(in billions of Chilean pesos)

	As of October 31, 2018	As of October 31, 2019
Currency in circulation	6,458.4	6,974.4
Bank reserves	4,798.2	5,198.2
Monetary base	11,256.6	12,172.6

(1)         There are no demand deposits at the Chilean Central Bank.

Source:  Chilean Central Bank.

Monetary Aggregates
(in billions of Chilean pesos)

As of October 31, 2019

Currency in circulation	6,974.4
Demand deposits at commercial banks	34,060.0
M1(1)	41,034.5
Total time and savings deposits at banks	104,515.7
Others	2,157.2
M2(2)	147,707.3
Foreign currency deposits at Chilean Central Bank	17,977.5
Documents of Chilean Central Bank	5,971.4
Letters of Credit	300.8
Private Bonds	27,326.1
Others	52,952.2
M3(3)	252,235.3

(1)                                             M1:  Currency in circulation plus checking accounts net of float, demand deposits at commercial banks other than the former and                other than demand savings deposits.

(2)                                             M2:  M1 plus time deposits, time savings deposits, shares of mutual funds invested in up to one-year term debt instruments and collections by saving and credit cooperatives (excluding time deposit of the mutual funds previously mentioned and of saving and credit cooperatives).

(3)                                             M3:  M2 plus deposits in foreign currency, documents issued by the Chilean Central Bank, Chilean treasury bonds, letters of credit, commercial papers, corporate bonds, shares of the other mutual funds and shares of pension funds in voluntary savings (excluding mutual funds’ and pension funds’ investments in M3 securities).

Source:  Chilean Central Bank.

The following table shows changes in selected monetary indicators for the period indicated:

Selected Monetary Indicators
(in % change for the 12-month period ended October 31, 2018, except otherwise indicated)

Twelve months ended October 31, 2019
M1 (% change)	15.8
M2 (% change)	9.1
Credit from the financial system (% change)	7.9
Average annual Chilean peso deposit rate(%)(1)	0.1

(1)                                             Represents real interest rates for a period of 90 to 365 days.

Source:  Chilean Central Bank.

The following table shows liquidity and credit aggregates as of the dates indicated:

Liquidity and Credit Aggregates
(in billions of Chilean pesos)

	As of October 31,
	2018	2019
Liquidity aggregates (at period end)
Monetary base:	11,257	12,173
Currency, excluding cash in vaults at banks	6,458	6,974
M1(1)	34,565	41,034
M2(2)	136,304	147,707
M3(3)	227,983	252,235
Credit aggregates (at period end):
Private sector credit	156,315	170,367
Public sector credit	2,255	7,220
Total domestic credit(4)	140,096	149,412
Deposits(4):
Chilean peso deposits	138,269	150,568
Foreign-currency deposits	20,567	24,502
Total deposits	158,836	175,070

(1)               Currency in circulation plus Chilean peso-denominated demand deposits.

(2)               M1 plus Chilean peso-denominated savings deposits.

(3)               M2 plus deposits in foreign currency, principally U.S. dollars.  Does not include government time deposits at Chilean Central Bank.

(4)               Includes capital reserves and other net assets and liabilities.

Source:  Chilean Central Bank.

Financial Sector

General Overview of Banking System

The following tables provide certain statistical information on the financial system:

Chilean Financial System
(in millions of US$, except for percentages)

	As of November 30, 2018
	Assets		Loans		Deposits		Shareholders’ Equity(1)
	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)
Domestically owned private-sector banks	300,511	84.1%	223,860	85.9%	166,735	81.9%	26,211	90.1%
Foreign- owned private-sector banks(2)	535	0.1%	313	0.1%	159	0.1%	358	1.2%
Private-sector total	301,046	84.2%	224,173	86.0%	166,894	82.0%	26,569	91.3%
Banco Estado	56,369	15.8%	36,369	14.0%	36,688	18.0%	2,530	8.7%
Total banks	357,415	100.0%	260,542	100.0%	203,582	100.0%	29,098	100.0%

	As of November 30, 2019
	Assets		Loans		Deposits		Shareholders’ Equity(1)
	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)
Domestically owned private-sector banks	314,952	85.1%	206,416	86.5%	151,864	82.1%	23,473	90.7%
Foreign- owned private-sector banks(2)	574	0.2%	337	0.1%	312	0.2%	218	0.8%
Private-sector total	315,525	85.3%	206,753	86.6%	152,177	82.3%	23,691	91.5%
Banco Estado	54,509	14.7%	31,976	13.4%	32,812	17.7%	2,189	8.5%
Total banks	370,034	100.0%	238,729	100.0%	184,989	100.0%	25,880	100.0%

(1)         Corresponds to the “Capital Básico.”  This item included capital and reserves.

(2)         Foreign-owned subsidiaries of foreign banks are classified as domestically owned private-sector banks.  If classified as foreign-owned private-sector banks, the market share of foreign-owned private-sector banks as of November 30, 2019 would be as follows: assets: 42.4%, loans: 43.0%, deposits: 39.3% and shareholders’ equity: 46.2%, with the corresponding reduction in the market share of domestically owned private-sector banks, and as of November 30, 2019 such market share would be as follows: assets:  42.9%, loans:  42.1%, deposits: 38.3% and shareholders’ equity: 44.6%, with the corresponding reduction in the market share of domestically owned private-sector banks.

Source:  CMF.

The following tables set forth the total assets of the four largest Chilean private-sector banks, the state-owned Banco Estado and other banks in the aggregate for the periods indicated:

	As of November 30, 2019
	in billions of Chilean Pesos	Market Share (%)
Banco Santander-Chile	53.2	17.4%
Banco Estado	45.1	14.7%
Banco de Chile	43.4	14.1%
Banco de Crédito e Inversiones	53.0	17.3%
Itaú Corpbanca	36.0	11.8%
Other banks	75.8	24.7%
Total Banking System	306.5	100.0%

Source:  CMF.

	As of November 30, 2018
	in billions of Chilean Pesos	Market Share (%)
Banco Santander-Chile	38.5	16.1%
Banco Estado	37.7	15.8%
Banco de Chile	35.1	14.7%
Banco de Crédito e Inversiones	40.2	16.8%
Itaú Corpbanca	29.5	12.3%
Other banks	58.3	24.4%
Total Banking System	239.3	100.0%

Source:  CMF.

The following table sets forth information on bank operation efficiency indicators for the periods indicated:

Financial System Indicators
(%)

	Nine months ended September 30
	2018	2019
Return on assets	0.8	0.8
Return on equity	9.4	9.7
Non-performing loans as a percentage of total loans	0.9	0.9
Gross operational margin/assets	3.2	3.2
Operating expenses/operating revenue	47.3	44.9
Operating expenses/average total assets	1.5	1.5
Regulatory capital to risk-weighted assets	13.1	13.0

Source:  CMF.

Recent Developments in Banking Regulation

Amendment to the General Banking Law

On June 1, 2019, the SBIF was merged into the CMF, which has become the sole regulator in charge of overseeing the conduct and stability of banks and financial institutions in Chile (with the exception of the powers retained by the Chilean Central Bank). See “Monetary and Financial System—Financial Sector—Recent Developments in Banking Regulation—Amendment to the General Banking Law” in the Annual Report.

On November 19, 2019, the CMF initiated a consultation process relating to the methodology to be employed for the calculation of banking entities’ regulatory capital, in line with the January 2019 reform to the Chilean General Banking Law. See “Monetary and Financial System—Financial Sector—Recent Developments in Banking Regulation—Amendment to the General Banking Law” in the Annual Report.  The consultation process is expected to be completed in January 2020.

Stock Exchanges

The table below summarizes the value of the main indexes of the Santiago Stock Exchange as of December 31, 2019:

Indicators for the Santiago Stock Exchange

	IGPA(1)	IPSA(2)
As of December 31, 2019	23,394	4,670

(1)               The General Stock Price Index (Índice General de Precios de Acciones, or S&P/CLX IGPA) is an index designed to serve as a broad benchmark for the Chilean equities market. The index seeks to measure the performance of Chile-domiciled stocks listed on the Santiago Stock Exchange that have a relevant trading presence. Pension funds are not covered by the index.

(2)               The Selective Stock Price Index (Índice de Precios Selectivo de Acciones, or S&P/CLX IPSA) is an index designed to measure the performance of the largest and most liquid stocks listed on the Santiago Stock Exchange.

Source:  Santiago Stock Exchange.

Institutional Investors

The following table sets forth the amount of assets of the various types of institutional investors in Chile as of the indicated dates:

Total Assets of Institutional Investors (in billions of US$)

As of September 30,	Pension Funds (AFPs)	Insurance Companies	Mutual Funds	Investment Funds(1)	Foreign Capital Investment Funds	Total
2018	201.8	54.2	53.0	n.a.	n.a.	309.1
2019	214.5	54.6	57.2	n.a.	n.a.	326.4

(1)         Includes international investment funds.

n.a. = not available.

Source:  CMF, Superintendency of Pensions.

Pension Funds and the Chilean Pension System

As of September 30, 2019, the pension funds held aggregate financial assets totaling approximately US$214.5 billion.

PUBLIC SECTOR FINANCES

Fiscal Responsibility Law

Establishment of Principles of Fiscal Policy

In December 2019, due to the projected deterioration of consumer spending and private investment following the widespread demonstrations that took place in Chile beginning in October 2019, the structural deficit goals set by the Piñera administration in 2018 were adjusted to achieve the 1.0% of GDP target in 2024 instead of 2022, as originally targeted.  See “Public Sector Finances—Fiscal Responsibility Law—Establishment of Principles of Fiscal Policy” in the Annual Report.  Based on these adjustments, Chile’s goal is to achieve a structural balance deficit of 3.0% of GDP for 2020, 2.5% of GDP for 2021, 2.0% of GDP for 2022, 1.5% of GDP for 2023 and 1.0% of GDP for 2024.

Pension Reserve Fund

The table below sets forth the total contribution to, and total withdrawals from, the Pension Reserve Fund (“FRP”) for the eleven months ended November 30, 2019, as well as the total assets of the FRP at such date:

	Contribution (in millions of US$)	Withdrawals (in millions of US$)	Total Assets at November 30, 2019 (in millions of US$)
Eleven months ended November 30, 2019	563.89	576.51	10,645.94

Economic and Social Stabilization Fund

The table below sets forth the total contribution to, and total withdrawals from, the FEES as of November 30, 2019, as well as the total assets of the FEES at such date:

	Contribution (in millions of US$)	Withdrawals (in millions of US$)	Total Assets at November 30, 2019 (in millions of US$)
Eleven months ended November 30, 2019	—	1563.9	13,515.9

The various measures proposed by the Piñera administration in response to the demonstrations that began in October 2019, which are estimated to require expenditures of approximately US$1.2 billion over a twelve-month period, are expected to be funded partly through the FEES funds.

Budget Law and Political Initiatives

In 2018, the non-financial public institutions balance amounted to US$1.5 billion (0.5% of GDP), compared to US$2.9 billion (1.0% of GDP) in 2017. Further, in 2018, the consolidated non-financial public sector deficit totaled US$3.4 billion (1.1% of GDP), compared to a deficit of US$4.8 billion in 2017 (1.7% of GDP).

The following table sets forth a summary of public sector accounts during the nine months ended September 30, 2018 and 2019 (calculated on an accrual basis and as a percentage of GDP for the periods indicated):

Public Sector Finances
(in billions of US$ and percentage of total GDP)

Current Revenues and	Nine months ended September 30, 2018		Nine months ended September 30, 2019
Expenditures	(US$)	(%)(3)	(US$)	(%)(4)
Revenues	48.9	18.1	46.4	13.2
Net taxes(1)	40.0	0.5	38.3	0.3
Copper revenues(2)	1.5	1.5	0.7	1.1
Social Security contributions	3.3	0.1	3.3	0.1
Donations	0.1	0.4	0.2	0.4
Real property incomes	1.0	0.5	1.0	0.4
Operational revenues	1.2	0.8	1.2	0.6
Other revenues	1.8	19.4	1.8	14.8
Expenditures	43.6	19.4	42.9	14.8
Wages and salaries	10.9	4.8	10.6	3.7
Goods and services	3.9	1.8	3.8	1.3
Interest on public debt	2.4	0.9	2.5	0.9
Transfer payments	17.6	8.0	17.6	6.1
Transfers to social security	8.7	3.9	8.3	2.9
Others	0.1	0.1	0.1	—
Capital Revenues and Expenditures
Revenues
Asset sales	—	—	—	—
Expenditures
Investment	3.4	1.6	3.5	1.2
Capital transfers	3.6	1.6	3.2	1.1
Central government balance	(1.7)	(0.6)	(3.2)	(1.1)

(1)   Taxes collected net of refunds.

(2)   Excludes transfers from Codelco under Law No. 13,196.  This law (Ley Reservada del Cobre), which is not publicly disclosed, earmarks 10% of Codelco’s revenues from the export of copper and related byproducts for defense spending and these funds are therefore excluded from the central government’s current revenues.  Defense spending is considered an extra-budgetary expense in accordance with IMF accounting guidelines. Although Congress repealed the Ley Reservada del Cobre in September 2019, the provisions of such legislation continue to apply to the allocation, distribution and control of the resources associated to military projects approved before December 31, 2019. See “Public Sector Finances —— Government Expenditures —— Defense Expenditure.”

(3)   Expressed as a percentage of annual GDP for the twelve months ended September 30, 2018.

(4)   Expressed as a percentage of annual GDP for the twelve months ended September 30, 2019.

Source:  Chilean Budget Office.

The combined impact of decreased economic activity and devaluation resulting from the protests and social unrest that began in October 2019 are expected to adversely affect public sector finances.  See “Public Sector Finances—Government Expenditures—2020 Budget.”

Government Revenue

Taxation

Net tax revenues accounted for 0.3% of GDP for the nine months ended September 30, 2019, compared to 0.6% of GDP for the same period in 2018.

Recent Tax Reforms

In November 2017, Congress approved additional adjustments to the 2014 tax reform (see “Public Sector Finance ——Government Revenues——Recent Tax Reforms”) including the abrogation of the black list of tax haven jurisdictions elaborated by the Chilean Ministry of Economy and its replacement with the criteria contained in in Article 41(h) of the Income Tax Law to determine the existence of preferential tax regimes in any given jurisdiction. According to Article 41(h) of the Income Tax Law, a preferential tax regime will be deemed to exist in a territory or jurisdiction if at least two of the following conditions are present in that territory or jurisdiction:

a)             has an effective tax rate on foreign-source income that is lower than 50% of the Chilean withholding tax rate of 35%. For the determination of the effective rate, the exemptions or reductions granted on the relevant income, the costs or expenses that reduce such income, and the credits or reductions to the relevant foreign tax rate granted by the respective territory or jurisdiction shall be considered;

b)             has not concluded a treaty with Chile allowing for the exchange of information for tax purposes or, if a treaty has been entered into with Chile, such treaty is not in force;

c)              lacks rules authorizing its tax agencies to control transfer pricing in line with OECD or UN recommendations;

d)             does not meet internationally accepted standards of transparency and exchange of information for tax purposes by the OECD;

e)              has enacted legislation establishing one or more preferential tax regimes that fail to comply with international standards on the matter according to the qualifications made by the OECD; and

f)               only taxes income generated, produced or sourced in its own territory.

On November 8, 2019, the Ministry of Finance reached an agreement with the leading political parties (“Acuerdo Tributario”) to implement a tax reform in order to finance the Social Agenda and benefit SMEs and low income senior citizens. The agreement contemplates, among other measures: (i) a 40% increase in the personal income tax bracket for taxpayers with a gross monthly income in excess of Ps.15.0 million; (ii) a progressive tax, ranging from 0.075% to 0.275%, on real estate properties with a taxable value exceeding Ps.400 million; (iii) stricter requirements for private investment funds to benefit from preferential tax treatment; (iv) the creation of a new special tax regime for SMEs; (v) the continuation of the partially integrated tax system for large companies (See “Public Sector Financing—Government Revenue—Taxation—Ad Valorem Tax Rate” in the Annual Report ); and (vi) the discontinuation of the provision allowing Chilean holding companies that incur tax losses to claim a refund of the corporate tax paid by their Chilean affiliates on dividends received by such holding company.

Public Contingent Liabilities

Public contingent liabilities may materialize depending on the course of events and from a variety of sources, as described below (only direct fiscal sources are included):

•                  Litigation:  The central government and other state-owned agencies face private lawsuits.  If the courts rule against the government or if a settlement is agreed, payments will be required.  As of June 2019, the government had paid approximately Ps.16,642 million (approximately US$24.5 million as of June 30, 2019) in connection with final court rulings issued in the first half of 2019.

•                  Infrastructure Concessions Program Guarantees:  Certain contracts between the government and a concessionaire guarantee minimum revenues to the private operator.  If the effective revenues are less than this minimum, the government is contractually required to cover the shortfall.  The government estimates that approximately Ps. 48.9 billion (approximately US$65.8 million as of December 31, 2019) were paid on account of program guarantees in 2019.

•                  Bank Time Deposit Guarantees:  The government guarantees certain time deposits, savings accounts and certain securities held by individuals.  This guarantee is subject to a maximum of UF200 (or approximately Ch$5.6 million or US$7,603.9 as of December 31, 2019) per person for each calendar year.  There have been no bank defaults in Chile since the deposit guarantee program was put in place. If all banks in Chile were to default, the maximum fiscal exposure under the government guarantee, estimated as of June 30, 2019, would represent approximately 2.4% of GDP.

•                  Pension Guarantees:  The Chilean social security pension system provides a minimum pension guarantee to retirees that have made contributions for at least 20 years, but have not saved enough money to reach the minimum pension amount.  The shortfall is covered by the government.  In July 2008, pension reforms came into force that gradually raise the established minimum guaranteed by the state by providing minimum pensions for elderly and disabled citizens even if they have not contributed or have done so for less than 20 years.  For 2019, government payments under the pension system represented 0.9% of GDP and are expected to gradually increase to 1.2% of GDP in 2030. To guarantee the sustainable financing of the pension system, the government created the Pension Reserve Fund.

•                  Pension Reform Bonds:  The aggregate principal amount outstanding under the pension reform bonds (Bonos de Reconocimiento) reached 0.6% of GDP as of September 30, 2019, as compared to 2.5% of GDP in 2014.

•                  Debt Guarantees:  As of September 30, 2019, the total value of financial guarantees issued by the government, represented solely by internal guarantees for locally issued debt, equaled 1.8% of GDP.  Of these internal guarantees, 34.4% were incurred by EFE and 13.5% by Metro. 50,5% of the total guarantee debt is related to the financing of higher education (authorized by Law No. 20,207).

•                  University Loan Guarantees:  Since 2006, the Chilean government has undertaken to reimburse financial institutions for amounts advanced to university students that are not repaid after those students complete or otherwise terminate their studies.  The Chilean Treasury is authorized to withhold amounts due from salaries or tax reimbursements to the original student debtors to recover amounts paid to universities.  As of December 31, 2019, the government’s maximum exposure under the program was estimated to represent 1.4% of GDP.

•                  CORFO Investment Fund:  Since 1985, the CORFO has been implementing different mechanisms to guarantee liabilities financing productive activities.  With that purpose, the 2003 budget law and Decree No. 793 of the Ministry of Finance created an investment fund (Fondo de Cobertura de Riesgos) and allowed CORFO to contract indirect liabilities up to eight times its capital.  The aggregate amount of the guaranteed liabilities as of June 30, 2019 totaled approximately Ps. 2,938 billion (approximately US$4.3 billion as of June 30, 2019).  CORFO’s liabilities are not expressly guaranteed by the government.

•                  Small Enterprise Guarantees Fund (FOGAPE):  The FOGAPE is a fund designated to guarantee financing granted by public or private financial institutions to small companies.  Its potential market segment includes small companies meeting one of the following requirements:

(a) companies with maximum annual sales of UF 25,000 (approximately US$950.482 as of December 31, 2018); (b) exporting companies with annual average sales in the two immediately preceding calendar years totaling no more than US$16.7 million; or (c) nonprofit legal entities and “sociedades de personas” (partnerships where the specific qualities of the partners are the reason for their business formation, such as limited liability partnership) for irrigation and other infrastructure projects. In 2019, guarantees issued by FOGAPE did not give rise to a material contingency, neither individually nor in the aggregate.

As of December 31, 2019, the government’s total contingent liabilities represented approximately 7.8% of GDP.

Government Expenditures

Recent Measures

In November 2019, the government announced a package of measures, known as “Levantemos Tu Pyme,” aimed at providing financial aid and tax deductions to more than 6,000 Chilean SMEs affected by affected by acts of vandalism and looting in October and November 2019. See “Republic of Chile—Recent Political Developments”.

In December 2019, the Minister of Finance announced the EREP Plan (see “The Economy——Employment and Labor ——Employment”), aimed at supporting economic recovery by strengthening employment protection, boosting public investment, supporting SMEs and the reconstruction of urban infrastructure following widespread demonstrations that took place in Chile from October 2019 to January 2020. See “Republic of Chile—Recent Political Developments”. The total cost of the EREP Plan is currently estimated at U.S.$5.5 billion.

Defense Expenditure

In September 2019, Congress repealed the Reserved Copper Act (Ley Reservada del Cobre), which set forth the government’s obligation to contribute to defense spending in an amount equal to 10.0% of Codelco’s revenues from the export of copper and related byproducts, and replaced it with the Armed Forces Financing Act (Ley de Financiamiento de Fuerzas Armadas). Such legislation establishes a dedicated fund (Fondo Plurianual para las Capacidades Estratégicas de la Defensa) to finance the Chilean armed forces’ medium and long-term expenses, from operating expenses to associated infrastructure, as well as a committee (Consejo del Fondo Plurianual para las Capacidades Estratégicas de la Defensa) comprised of five members in charge of overseeing the control of financial flows. In order to sustain the Chilean armed forces’ capabilities, the government will make an initial contribution (aporte basal) to the dedicated fund, while the Chilean Central Bank will be responsible for managing a strategic contingency fund (Fondo de Contingencia Estratégico), to be used in critical situations. The legislation also introduces an eight-year national defense policy, which includes a four-year investment plan for the employment of such funds, supervised by the Office of the Comptroller General of the Republic (Contraloría General de la República) and reviewed by the technical commissions (Comisiones Técnicas) of the Senate and the Chamber of Deputies. Codelco’s contributions to defense spending will be phased out over a decade.

2020 Budget

On September 27, 2019, the Minister of Finance sent to Congress the 2020 Budget Law (Law No. 21,192) for the government and public sector agencies, which was published in the Official Gazette on December 19, 2019.  The following table sets forth the assumptions used to calculate the structural fiscal revenues for the purpose of preparing the 2020 budget:

2020 Budget Assumptions for Structural Balance

2020 Budget Assumptions
Trend Real GDP growth (average % change for the next five years)	2.8
Long-term Copper price (US$ cents per pound) (2020-2029)	286

The following table sets forth the macroeconomic assumptions underlying the 2020 budget bill submitted to Congress in September 2019:

2020 Budget Assumptions for Effective Balance

	2020 Budget Assumptions (1)	Updated 2020 Budget Assumptions (2)
Real GDP growth (% change compared to 2019)	3.0 – 3.5	1.0 – 1.5
Real domestic demand growth (% change compared to 2019)	3.6	1.4
CPI (% change December 2018 compared to December 2020)	2.6	3.2
Annual average nominal exchange rate (Ps./US$)	680	790
Annual average Copper price (US$ cents per pound)	285	280

(1)           Considered for the preparation of the 2020 Budget Law

(2)           Published by the Chilean Budget Office on December 12, 2019.

Source:  Chilean Budget Office.

On November 20, 2019, as part of the deliberations relating to the 2020 Budget Law, the Chilean government and the Senate agreed to introduce a series of measures, including: (i) a 50% increase in government-subsidized pensions for elderly citizens over 80 years of age effective from January 2020; a 30% increase in government-subsidized pensions for elderly citizens aged 75 to 79 effective from January 2020 and rising to 50% by January 2021; a 25% increase in government-subsidized pensions for elderly citizens aged under 75 effective as of January 2020, rising to 40% by January 2021 and 50% by January 2022; (ii) a 50% reduction in public transportation fares for elderly citizens over 65 years of age; (iii) an increase in the per capita expenditure for the Primary Health Care Services (Atención Primaria de Salud); (iv) an online platform for the purchase of medication at the price determined by National Supply Warehouse (Central Nacional de Abastecimiento) and (v) an exemption from customs taxes for the import of donated organs. A number of the foregoing measures have been enacted as laws, while others are subject of parliamentary discussions. Furthermore, the 2020 Budget Law allocates expenditures to fund the rescheduling of student loans as well as the forbearance of penalty interest and related collection expenses.

On December 12, 2019, the Chilean Budget Office published a report updating its macroeconomic and fiscal estimates for the Chilean economy. GDP growth for 2019 was revised downwards, from the previously announced range between 2.4% and 2.9%, to a new estimate of 1.4%. The lower forecasts are mainly due to the projected deterioration of consumer spending and private investment following widespread demonstrations that took place in Chile beginning in October 2019. For the fiscal year ending December 31, 2019, the Chilean Budget Office expects a 3.5% increase in real terms in fiscal expenditures compared to the previous year.

Due to the implementation of these measures, projected central government revenues, when measured in constant pesos of 2020, are expected to increase by Ps.861,986 million (2.0% in real terms) for 2020, in each case, compared to the projections included in the 2019 Budget Law. Projected central government expenditures, when measured in constant pesos of 2020, are expected to increase by Ps.4,513,500 million (9.2% in real terms) for 2020, in each case, compared to the projections included in the 2019 budget law .

While these forecasts for the Chilean economy might have been reasonable when formulated, actual outcomes depend on future events. Accordingly, we can give no assurance that economic results will not differ materially from the information set forth above.

Government-owned Enterprises

Capitalization of Public Companies

On November 19, 2019, Congress enacted legislation providing for a US$500 million capital contribution to Banco Estado to counteract the decreasing trend of its regulatorty capital limits and to expand its credit capacity as part of the Levantemos Tu Pyme program, allowing Banco Estado to expand its lending operations to support SMEs affected by acts of vandalism and looting in October and November 2019. See “Public Sector Finances——Government Expenditures——Recent Measures.”

PUBLIC SECTOR DEBT

Debt Service and Debt Restructuring

In June and July 2019, the Republic issued its US$1,418,357,000 3.500% green bonds due 2050 and €861,000,000 0.830% green bonds due 2031. Approximately US$887.0 million of the net proceeds of the former issue were applied to purchase certain of the Republic’s bonds due 2020, 2021, 2022, 2025, 2026, 2042 and 2047.